Exhibit 3 Redline

Part III, Item 11(a): Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

CODA, which is operated by CODA Markets, identifies and executes orders that can be matched or crossed in an agency capacity via CODA's on-demand, order-initiated auction matching protocols for all Reg NMS stocks. To address the varying liquidity needs and diverse workflows of its Participant base, CODA offers three auction types, CODA MICRO, CODA BLOCK and CODA FUSE, which are discussed individually and in detail below.

As described in Part II, Item 6(a) above, Apex is a software development company that provides certain hardware, software and data assistance to CODA Markets pursuant to the MSA. Apex provides CODA Markets licensed technology and software used to operate CODA. Apex is responsible for the maintenance and continued development of the technology and software. Apex will also provide operational and administrative support to CODA.

All three auction types, CODA MICRO, CODA BLOCK and CODA FUSE, utilize the on-demand, order-initiated auction market structure. Individual auctions are initiated by unique Liquidity Seeker orders. Only Liquidity Seeker orders deemed "marketable" upon receipt can initiate auctions. For purposes of auction initiation, "marketable" is defined as Buy orders priced greater than the national best bid and Sell/Sell Short orders priced less than the national best offer. Initiating orders are paused at CODA while the auction process occurs (the "Pause").

Once an auction is initiated, CODA sends "symbol-only" notifications, referred to as Request-for-Trades ("RFT") or Auction Alerts, to other Participants (both Liquidity Providers and other Liquidity Seekers depending on the Auction Type). The RFT/Auction Alert process serves as the auction call and is used to attract liquidity from other Participants that will potentially trade with the initiating liquidity-seeking order, as well as resting orders and conditional liquidity.

To minimize information leakage and protect initiating Liquidity Seekers' orders, the information included in RFT/Auction Alerts sent to Participants is limited to the ticker

symbol from the initiating Liquidity Seekers' orders. Form ATS-N and other CODA materials refer to this RFT/Auction Alert format as "symbol only." Participants ~~can~~will receive additional information related to the trading opportunity on RFT/Auction Alerts, including a commission amount to be assessed if a trade occurs, midpoint pegging instructions (not supported in CODA FUSE and CODA BLOCK) with Subscriber approval, and/or the duration of the auction type or matching engine logic for the corresponding auction (discussed in detail in Part III, Item 11 (c)). Exclusive to CODA MICRO and in order to provide Liquidity Seekers with additional flexibility, they can request in writing that CODA send RFT/Auction Alerts containing their full order detail (symbol, side, size and price) to one or more Liquidity Provider Participants instead of the default "symbol only" format.

RFT/Auction Alerts sent to Liquidity Providers indicate a required minimum response size based on auction type and as stated below:

-CODA MICRO indicates a minimum response size of 1 share.
-CODA BLOCK indicates a minimum response size of 1,000 shares.
-CODA FUSE indicates a minimum response size of 100 shares, or an amount less than 100 that would satisfy the $5,000 minimum notional value requirement and is calculated based on the midpoint of the NBBO at the time.

Liquidity Seekers can rest orders in the non-displayed CODA Book. To rest orders in the CODA Book, Liquidity Seekers send Day orders or use custom TIF values as discussed in Part III, Item 7. CODA auctions reserve orders from the CODA Book if and when the resting orders are executable in auctions initiated by other liquidity seeking orders. Orders resting in the CODA Book are referred to as "resting orders". Conditional interests also reside in the CODA Book. Unlike resting orders where the resting orders can participate in an auction with no further action by the Subscriber, Conditional interests are required to firm up in order to participate in an auction (discussed in detail in Part III, Item 9).

Part III, Item 19(a): Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Broker Dealers (when using the ATS as Liquidity Seekers):

CODA Markets assesses a negotiated per-executed-share fee to Broker Dealer Liquidity Seekers for shares traded in CODA for stocks priced greater than or equal to $1.00. That fee may be in the form of a charge or a rebate. For stocks priced less than $1.00, CODA Markets assesses a negotiated per-executed-share fee (charge or rebate) or a negotiated fee based on a percentage of the executed notional value of the trade. The decision to assess a fee based on a percentage of executed notional values instead of the number of shares is based on the same factors listed below.

The charge assessed or rebate provided to any Broker Dealer Liquidity Seeker may vary based on factors including:
1)   Auction Type (e.g., CODA MICRO, CODA BLOCK, CODA FUSE);
2)   Order Type (e.g., firm, conditional);
3)   Adding (Resting) vs. Taking (Initiating);
4)   Security Price (e.g., above a dollar vs. sub-dollar);
5)   Strategy (routable vs non-routable): Strategy-based pricing can be considered bundled pricing. For example, a Liquidity Seeker can be charged a flat fee for all executed shares regardless of executing in CODA or an away venue.

CODA Markets reserves the right to offer broker dealer Liquidity Seekers a tiered pricing schedule based on volume or large (block) trades. At the time of this filing, there is no tier-based pricing in place for Liquidity Seekers.

Liquidity Seeker usage of FLARE may be charged based on established per share executions fees (or rebates), a percentage of notional value executed, a commission-sharing agreement or a cost-plus execution model. Liquidity Seeker Subscribers who are broker dealers may charge their own clients an amount higher than the Subscriber's actual and CODA Markets' own cost of execution through FLARE. CODA Markets and the broker dealer Subscriber may split the difference between the fee charged by the Subscriber to its clients and the actual cost of execution through FLARE to CODA Markets. CODA Markets can refer to this as commission-sharing. A cost-plus model involves CODA Markets charging a Subscriber a negotiated value on top of CODA's execution costs when using FLARE.

Broker Dealers (when using the ATS as Liquidity Providers):
CODA Markets assesses a per-executed-share fee to the Broker Dealer Liquidity Provider for shares traded in CODA for stocks prices greater than or equal to $1.00. That fee may be in the form of a charge or a rebate. For stocks priced less than $1.00, CODA Markets

assesses a per-executed-share fee (charge or rebate) or a fee based on a percentage of the executed notional value of the trade. The fee (charge or rebate) is identified in the "Request-for-Trade" message sent to the Liquidity Provider as part of the ATS's on-demand auction matching process. The per-executed-share or percentage of executed notional value-based fee charged or rebated to the Liquidity Provider is determined by the amount charged or rebated to the initiating Liquidity Seeker of each on-demand auction.

CODA Markets offers Liquidity Providers the following participation-based trading credits:

CODA MICRO:

Average Daily Volume: Liquidity Providers with a qualifying ADV are provided a per-executed-share rebate for all shares traded in CODA MICRO during the month. This rebate is a discount from the fees/rebates assessed for daily trading discussed above.

Large (Block) Trades: Liquidity Providers are provided a per-executed-share rebate for trades in CODA MICRO of qualifying size. This rebate is a discount from the fees/rebates assessed for daily trading discussed above.

CODA BLOCK:

Average Daily Volume: Liquidity Providers with a qualifying ADV are provided a discounted rate for all shares executed in CODA BLOCK during the month.

Institutions (whether accessing the ATS as Liquidity Seekers or Liquidity Providers):
CODA Markets assesses a negotiated per-executed-share fee to Institutions for shares traded in the ATS.

Per executed share rebate and fees, currently range from a $(0.0030) rebate to a $0.0100 fee for brokers and institutions.

CODA Markets passes through certain regulatory fees (including FINRA's Section 3 fee and Trading Activity Fee ("TAF") for Subscribers who are not FINRA members).

CODA Markets is the broker-dealer operator of the CODA ATS and, as explained above, operates three types of auctions, a CODA FUSE auction, a CODA BLOCK auction, and a CODA MICRO auction. For transactions consummated on the CODA ATS in a CODA FUSE auction or in a CODA BLOCK auction, CODA ATS is the CAT Executing Broker for both the buyer and seller and is charged CAT fees for each side of the transaction. CODA ATS will pass along pro rata such CAT fees charged to the broker-dealer Subscribers on the buy-side and sell-sides of such CODA FUSE or CODA BLOCK auction transactions. For transactions in a CODA MICRO auction, CODA ATS is the CAT

Executing Broker only for, and is charged CAT fees only with respect to, the buy side of each such transaction (except as indicated in the next sentence) and will pass along such CAT fees to the broker-dealer Subscriber on the buy-side of such transactions. The exception for a CODA MICRO auction is where the sell-side broker-dealer Subscriber is not a FINRA member, in which case CODA ATS will be the CAT Executing Broker for, and will be charged CAT fees for, both the buy-side and sell-side of such transactions. In such cases, CODA ATS will pass along such CAT fees pro-rata to the broker-dealer Subscribers on both the buy-side and the sell-side of such transactions. CODA Markets does not pass through to any non broker-dealer Subscribers as an additional fee any fee that CODA Markets might incur as the CAT Executing Broker for any such transactions.